UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05577Y107

(CUSIP Number)

Ruslan Semechkin, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Michael B. Tule

McLane, Graf, Raulerson & Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, New Hampshire 03105-0326

Tel. (603) 625-6464

January 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 62,575,182 [1]
9. Sole Dispositive Power
10. Shared Dispositive Power 62,575,182[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 62,575,182 [1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.3% [2]
14. Type of Reporting Person (See Instructions) CO

____________________

1 Of the 62,575,182 shares of common stock, $.001 par value (“Common Shares”) reported, 8,000,000 Common Shares are held by the Reporting Person and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock issued to the Reporting Person. An additional 12,037,800 Common Shares are held by A. Semechkin and 23,835,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 5,000,000 Common Shares presently exercisable, and the exercise of options to purchase 2,335,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, and an additional 546,500 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 13,130,252 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 87,388,815 Common Shares outstanding as of November 2, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, (ii) 8,000,000 Common Shares outstanding upon the conversion of 2,000,000 shares of Series C Preferred Stock on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, (iii) 10,125,000 Common Shares outstanding upon a sale by the Issuer on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, and (ii) 42,511,752 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 5,000,000 Common Shares, and the exercise of options to purchase 2,881,500 Common Shares of the Issuer.

CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 62,575,182 [3]
9. Sole Dispositive Power
10. Shared Dispositive Power 62,575,182 [3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 62,575,182 [3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.3% [4]
14. Type of Reporting Person (See Instructions) IN

___________________

3 Of the 62,575,182 Common Shares reported, 12,037,800 Common Shares are held by the Reporting Person and an additional 23,835,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, the exercise of warrants to purchase 5,000,000 Common Shares presently exercisable, and the exercise of options to purchase 2,335,000 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, and an additional 546,500 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 13,130,252 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 87,388,815 Common Shares outstanding as of November 2, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, (ii) 8,000,000 Common Shares outstanding upon the conversion of 2,000,000 shares of Series C Preferred Stock on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, (iii) 10,125,000 Common Shares outstanding upon a sale by the Issuer on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, and (ii) 42,511,752 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 5,000,000 Common Shares, and the exercise of options to purchase 2,881,500 Common Shares of the Issuer.

CUSIP No. 05577Y107
1. Names of Reporting Persons. Ruslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 62,575,182 [5]
9. Sole Dispositive Power
10. Shared Dispositive Power 62,575,182 [5]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 62,575,182 [5]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.3% [6]
14. Type of Reporting Person (See Instructions) IN

________________

5 Of the 62,575,182 Common Shares reported, 25,630 Common Shares are held by the Reporting Person and an additional 546,500 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 12,037,800 Common Shares are held by A. Semechkin and an additional 23,835,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 5,000,000 Common Shares presently exercisable, and the exercise of options to purchase 2,335,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 13,130,252 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 87,388,815 Common Shares outstanding as of November 2, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, (ii) 8,000,000 Common Shares outstanding upon the conversion of 2,000,000 shares of Series C Preferred Stock on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, (iii) 10,125,000 Common Shares outstanding upon a sale by the Issuer on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, and (ii) 42,511,752 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 5,000,000 Common Shares, and the exercise of options to purchase 2,881,500 Common Shares of the Issuer.

CUSIP No. 05577Y107
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 62,575,182 [7]
9. Sole Dispositive Power
10. Shared Dispositive Power 62,575,182 [7]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 62,575,182 [7]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.3% [8]
14. Type of Reporting Person (See Instructions) CO

_____________

7 Of the 62,575,182 Common Shares reported, 13,130,252 shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, and an additional 546,500 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 12,037,800 Common Shares are held by A. Semechkin and 23,835,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 5,000,000 Common Shares presently exercisable, and the exercise of options to purchase 2,335,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) 87,388,815 Common Shares outstanding as of November 2, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, (ii) 8,000,000 Common Shares outstanding upon the conversion of 2,000,000 shares of Series C Preferred Stock on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, (iii) 10,125,000 Common Shares outstanding upon a sale by the Issuer on January 22, 2013, as reported by the Issuer in its Current Report on Form 8-K, and (ii) 42,511,752 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 5,000,000 Common Shares, and the exercise of options to purchase 2,881,500 Common Shares of the Issuer.

Amendment No. 8 to Schedule 13D

This Schedule 13D represents Amendment No. 8 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Ruslan Semechkin (“R. Semechkin”), and Amendment No. 7 to Schedule 13D dated March 13, 2012 by and on behalf of X-Master, A. Semechkin, R. Semechkin, and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of January 22, 2013, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 62,575,182 Common Shares. The Group Shares represent approximately 42.3% of the total number of shares of Common Shares outstanding as of January 22, 2013 (plus the 42,511,752 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 22, 2013, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 62,575,182 Common Shares. The Group Shares represent approximately 42.3% of the total number of shares of Common Shares outstanding as of January 22, 2013 (plus the 42,511,752 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 22, 2013, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 62,575,182 Common Shares. The Group Shares represent approximately 42.3% of the total number of shares of Common Shares outstanding as of January 22, 2013 (plus the 42,511,752 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 22, 2013, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 62,575,182 Common Shares. The Group Shares represent approximately 42.3% of the total number of shares of Common Shares outstanding as of January 22, 2013 (plus the 42,511,752 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b) Number of shares as to which X-Master has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 62,575,182

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 62,575,182

Number of shares as to which A. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 62,575,182

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 62,575,182

Number of shares as to which R. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 62,575,182

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 62,575,182

Number of shares as to which AR Partners has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 62,575,182

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 62,575,182

(c) On January 22, 2013, X-Master acquired 8,000,000 Common Shares upon the conversion of 2,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock was convertible into Common Shares at any time at a conversion rate of $0.25 per share, and had no expiration date.

On January 22, 2013, A. Semechkin purchased 10,000,000 Common Shares at a price of $0.20 per share, for a total purchase price of $2,000,000. The purchase was made pursuant to a certain Securities Purchase Agreement dated January 22, 2013.

On January 22, 2013, A. Semechkin was issued a warrant to purchase 5,000,000 Common Shares at an exercise price of $0.20 per share. The warrants are presently exercisable and expire on January 22, 2018.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Agreement of Joint Filing, dated January 25, 2013, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Ruslan Semechkin.

Exhibit 2:	Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:	Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:	Power of Attorney, dated November 19, 2008, relating to Ruslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 5:	Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).

Exhibit 6:	Securities Purchase Agreement dated January 22, 2013 (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 23, 2013).

Exhibit 7:	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 23, 2013).

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013	X-Master, Inc.

By: /s/ Michael B. Tule

Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 8 TO SCHEDULE 13D – CUSIP Number 05577Y107

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 29, 2013	X-Master, Inc.

By: /s/ Michael B. Tule

Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

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